

March 21, 2012

<u>Via Facsimile</u>
Hamish N. J. Brewer
President, Chief Executive Officer and Director
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

   Re: **JDA Software Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 1, 2011
      Form 8-K/A
      Filed December 29, 2011
      File No. 000-27876

Dear Mr. Brewer:

We have reviewed your letter dated February 15, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 12, 2011.

General

1. Please provide a statement, signed by a member of the Company's management, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 55

2. We note in your response to prior comment 4 that you perform an analysis to determine whether elements included in separate statements of work are "linked" with the initial software license and maintenance agreement. Please describe your analysis in greater detail, including how the timing associated with the execution of the agreements impacts revenue recognition, as previously requested. As part of your response, please tell us your consideration for the guidance under ASC 985-605-55-4.

3. Additionally, we note in your response to prior comment 4 that if a services statement of work is linked with a software license and maintenance agreement and there is a lack of vendor-specific objective evidence (VSOE) of fair value for the services element, you may "carve out" the license fee "if the Services rates that were sold were below the compliant VSOE range." Please explain what you mean by this statement and provide additional details regarding this specific policy, including how you determine the amount that is allocated to the license fee.

4. Furthermore, your response to prior comment 4 indicates that your software licenses are occasionally sold for limited terms. Please provide additional details regarding your term licenses and tell us how you account for these licenses.

5. In your response to prior comment 5 we note that you did not address whether you provide set-up services in connection with your hosting arrangements. Please tell us whether you provide any set-up services for a fee in connection with your hosting arrangements and if so, describe how you account for the set-up fees earned.

6. We note your response to prior comment 7 as it relates to VSOE of fair value for training services. Please provide additional specific details regarding your analysis of VSOE of fair value including how you determined the "appropriate sample," how you concluded that the sample was representative of the population, the specific percentage of that sample that fell within your range, the specific percentages of the range above and below the mean, and how you account for outliers.

7.　　We note your response to prior comment 7 as it relates to VSOE of fair value for consulting services. Please address the following in your response:

- Provide additional specific details regarding your analysis of the blended hourly rates used to "ensure consistency" in your pricing practices during 2008 and 2009. Tell us how your analysis established VSOE of fair value, whether the rates used in the analysis were actual rates charged to customers, the population of transactions included in your analysis and the specific parameters used to support your conclusions.
- We note your discussion of the newly established "functional hourly rates" during 2010 versus your reliance on a blended rate in 2008 and 2009. Tell us how the results of these two different methodologies differed and the reason for the change in methodology.
- With respect to your December 2010 analysis of VSOE of fair value, provide additional specific details of your analysis including how you determined the sample used, the specific percentage of that sample that fell within your range, the specific percentages of the range above and below the mean, and how you account for outliers. Additionally, tell us how you determined the population of transactions, for instance, whether you included all stand-alone transactions. Finally, tell us whether the functional hourly rates were actual rates charged to customers.
- Tell us how often you perform an analysis of VSOE of fair value for consulting services.

8.　　We note in your response to prior comments 5 and 7 that you initially relied upon management authority to establish pricing in order to determine VSOE of fair value for your new business line, managed services. We further note that you performed an analysis at the end of 2010 to verify consistency. Please provide the specific pricing used to determine VSOE of fair value prior to the year-end 2010 analysis including the methods used by management to estimate that pricing. Additionally, compare that pricing with VSOE of fair value as established by the year-end 2010 analysis. Include in your response how you accounted for any transactions that were outside the range established by the year-end 2010 analysis.

9.　　Your response to prior comment 7 as it relates to VSOE of fair value for managed services discusses your year-end 2010 analysis of VSOE of fair value for hosting services but does not address operate or subscription services. With respect to your year-end analysis of VSOE of fair value for hosting services, please provide additional details including the size of the population that falls within your range, the specific percentages of the range above and below the mean, how you account for outliers and how often you update your VSOE of fair value analysis. Additionally, provide similar details regarding how you established VSOE of fair value for operate and subscription services, including the nature of the prices used in these analyses.

10.   We note your response to prior comment 8. Please confirm that you will describe your policy for milestone-based contracts separately from other fixed price contracts in future filings.

11.   The last sentence in your response to prior comment 9 indicates that in most cases platform transfers involved porting the same products already being used over to a new platform "at which point [you] understood those customers ceased operating the original platform." Please clarify this statement and address whether customers were unable to use the original platform once their products were ported over to the new platform or whether customers retained the ability to use the original platform but that you assumed they ceased using it in favor of the new platform.

12.   We note that your responses generally reference policies existing in 2010. Please tell us whether these policies are consistent with those existing in prior years.

Form 8-K/A filed December 29, 2011

13.   We note your response to prior comment 14 and are unable to agree, based on the information provided, that you have complied with the requirements of Item 5.07(d) of Form 8-K in a timely manner. That said, we have no further comments on the matter at this time, in light of your Form 8-K/A filed on December 29, 2011.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief